WEALTH MINERALS LTD.
Formerly Triband Enterprise Corp.
Suite 903
1485 West 6th Avenue
Vancouver, B.C.
V6G 4H1
Telephone: (604)331-0096
Facsimile: (604)714-0879
TSX VENTURE EXCHANGE TRADING SYMBOL: WML
OTCBB SYMBOL: WMLLF
April 15, 2004

NEWS RELEASE

NON-BROKERED PRIVATE PLACEMENT

Wealth Minerals Ltd. (the "Company") will enter into a non-brokered private placement for the issuance of up to 3,000,000 units at a price of $0.54 per unit. Each unit will consist of one common share and one half common share purchase warrant. A full warrant will be required to purchase one common share at a price of $0.80 per share for a period of two years from closing. If, within 24 months post closing and after the four month hold period has expired, the common shares of the Company trade above $1.50 per share for a period of ten consecutive days through the facilities of the TSX Venture Exchange, the Company will retain the right to force the exercise of any outstanding warrants.

The proceeds of the private placement will be used to continue work programs on the Company's existing properties including the Betty O'Neal property in Whiskey Canyon, Nevada, and to make further acquisitions as opportunities arise.

The issuance of the units under the non-brokered private placement is subject to the requisite approvals of the TSX Venture Exchange.

For further information concerning the Company, please contact Mr. Gary Freeman, President and Director at (604)331-0096.

WEALTH MINERALS LTD.

Per: *(signed)Gary R. Freeman*
Gary R. Freeman,
President and Director